As filed with the Securities and Exchange Commission on March 10, 2017
File No. 812-14686
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
________

AMENDMENT NO. 2 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, TO PERMIT AN IN-KIND REPURCHASE OFFER
________

ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND
1271 Avenue of the Americas, 45th Floor
 New York, New York 10020
________

Communications, Notice and Order to:
Edward C. Delk, Secretary
Advent/Claymore Enhanced Growth & Income Fund
1271 Avenue of the Americas, 45th Floor
 New York, New York 10020
________

Copies to:
Philip H. Harris, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036	Kevin T. Hardy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 155 North Wacker Drive Chicago, Illinois 60606

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
In the Matter of: ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND
AMENDMENT NO. 2 AMENDING AND RESTATING THE APPLICATION FOR AN ORDER OF EXEMPTION UNDER SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE 1940 ACT, TO PERMIT AN IN-KIND REPURCHASE OFFER

File No. 812-14686

TABLE OF CONTENTS
Page
I.	RELIEF REQUESTED			1
II.	THE PROPOSED IN-KIND REPURCHASE OFFER			1
	A.	BACKGROUND		1
		1.	Investment Objective and Policies	2
		2.	Measures to Address the Discount from Net Asset Value	2
		3.	The Proposed In-Kind Repurchase Offer	3
	B.	STRUCTURE OF THE IN-KIND REPURCHASE OFFER		3
		1.	Tax Treatment	5
		2.	Proposed Timing of In-Kind Repurchase Offer	5
	C.	ADVANTAGES OF AN IN-KIND REPURCHASE OFFER		5
		1.	Minimizing Transaction Costs	6
		2.	Minimizing Portfolio Disruption	6
		3.	Enhancing Liquidity	7
		4.	Assisting the Fund To Remain a Closed-End Company	7
III.	DISCUSSION OF APPLICABLE LAW			8
	A.	DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS		8
		1.	Basis for Relief	9
		2.	Fairness of the Terms of the Proposed In-Kind Repurchase Offer	10
		3.	Consistency with General Purposes of the 1940 Act	12
		4.	Consistency with Investment and Other Policies	13
		5.	Relief Benefits All Shareholders	13
	B.	PRECEDENT		14
IV.	APPLICANT’S CONDITIONS			14
V.	PROCEDURAL COMPLIANCE			15
VI.	CONCLUSION			16

i

I.	RELIEF REQUESTED
The Advent/Claymore Enhanced Growth & Income Fund (the “Fund”, “LCM” or the “Applicant”), a closed-end management investment company organized as a Delaware statutory trust, hereby submits this Amended and Restated Application (the “Application”) for an order of the U.S. Securities and Exchange Commission (the “Commission,” and such order, the “Order”) pursuant to Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), exempting an In-Kind Repurchase Offer (as defined in Section II.B below) for the Fund’s shares, in accordance with the conditions described below, from the provisions of Section 17(a) of the 1940 Act.
Applicant requests this Order to the extent necessary to permit any common shareholders of the Fund who are “affiliated persons” of the Fund within the meaning of Section 2(a)(3) of the 1940 Act solely as a consequence of such shareholders owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Fund (each, an “Affiliated Shareholder”), to participate in the proposed In-Kind Repurchase Offer.
II.	THE PROPOSED IN-KIND REPURCHASE OFFER
A.	BACKGROUND
Applicant is a closed-end, diversified management investment company registered under the 1940 Act and is organized as a Delaware statutory trust.
Applicant first issued shares to the public on January 31, 2005. Its shares trade on the New York Stock Exchange under the symbol “LCM”. As a closed-end investment company, Applicant differs from an open-end investment company (i.e., a mutual fund) in that it does not redeem its shares at the election of a shareholder and does not continuously offer its shares for sale to the public.
Applicant’s Board of Trustees (the “Board”) has long been composed of a majority of trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”). Currently, six out of the Fund’s seven trustees are Independent Trustees.
These Independent Trustees are responsible for the nomination of their successors, are represented by independent legal counsel (as defined in Rule 0-1(a)(6) of the 1940 Act) and meet in executive session at meetings of the Fund’s Board frequently.
Guggenheim Funds Investment Advisors, LLC (“GFIA”), an investment adviser registered under the Investment Advisers Act of 1940, serves as the investment adviser to the Fund. The Fund has entered into an investment advisory agreement with GFIA pursuant to which GFIA is responsible for the management and supervision of the management of the Fund’s assets. GFIA furnishes offices, necessary facilities and equipment, provides administrative services to the Fund, oversees the activities of Advent, provides personnel and compensates the trustees and officers of the Fund who are its affiliates. GFIA is an affiliate of Guggenheim Partners, LLC (“Guggenheim”), a global, diversified financial services firm with more than $260 billion in assets under supervision as of December 31, 2016. GFIA’s duties with respect to day-to-day management of the Fund’s portfolio of securities have been delegated to Advent Capital Management, LLC (“Advent”), an investment adviser registered under the Investment Advisers Act of 1940, which serves as the investment manager to the Fund. The Fund has entered into an investment management agreement with Advent pursuant to which Advent provides day-to-day management of the Fund’s portfolio of securities, which includes buying and selling securities for the Fund and investment research. As of December 31, 2016, Advent managed approximately $8.8 billion in assets.

1.	Investment Objective and Policies
Applicant’s investment objective is to seek current income and current gains from trading in securities, with a secondary objective of long-term capital appreciation. Under normal market conditions, the Fund invests at least 40% of its Managed Assets (as defined below) in a portfolio of equity securities and convertible securities of U.S. and non-U.S. issuers, and may invest up to 60% of its Managed Assets in non-convertible high-yield securities. Additionally, the Fund engages in a strategy of writing (selling) covered call options on a portion of the securities held in the Fund’s portfolio, thus generating option writing premiums. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings in the use of financial leverage, if any) minus the sum of accrued liabilities (other than debt representing financial leverage, if any).
Advent seeks international investment opportunities in each asset class, with an emphasis on large multinational companies. Capital appreciation potential is provided by investments in convertibles and common stock, while the allocation to high-yield securities is primarily a source of income. The balance between convertible securities, equities, and high-yield securities, and the degree to which the Fund engages in a covered call strategy, will vary from time to time based on security valuations, interest rates, equity market volatility, and other economic and market factors.
As of January 31, 2017, Applicant’s portfolio consisted of the following investments:
% of Managed Assets
Convertible Bonds	52.3%
Corporate Bonds	26.0%
Cash and Cash Equivalents	8.4%
Common Stocks	6.5%
Convertible Preferred Stocks	6.3%
Senior Floating Rate Interests	0.5%
The Fund uses financial leverage to finance the purchase of additional securities. The Fund’s financial leverage outstanding as of January 31, 2017 consisted of approximately $50 million in borrowings and was approximately 28% of the Fund’s total Managed Assets (approximately 39% of net assets).
2.	Measures to Address the Discount from Net Asset Value
Over the years, Applicant has taken different measures in an effort to address the discount to net asset value at which its shares trade.
Applicant’s dividend reinvestment plan allows shareholders automatically to reinvest dividend and capital gains distributions in shares of the Fund. Because Fund shares have historically traded at a discount from net asset value, the Fund’s plan agent has used distributions paid to plan participants to buy shares in the market. During calendar year 2016 a total of $264,804 in distributions was used for this purpose. Applicant believes that these purchases of outstanding shares tend to support the market for Applicant’s shares.
In order to address the discount to net asset value, Applicant announced on July 22, 2016 that the Board had voted to approve, subject to receipt of the requested Order, a one-time tender offer to repurchase up to 32.5% of the outstanding common shares of the Fund at a price equal to 98% of the net asset value per share.

Since the beginning of 2016, the Fund’s shares have traded at a discount to net asset value ranging from 13.93% on January 21, 2016 to 7.58% on May 6, 2016. As of March 6, 2017, the Fund’s shares traded at a discount to net asset value of 9.14%. The Fund is authorized to issue an unlimited number of shares. As of March 6, 2017, the Fund had 13,603,025 shares outstanding.
3.	The Proposed In-Kind Repurchase Offer
In response to continued concerns that shareholders expressed about the discount to net asset value at which shares of the Fund traded, the Fund desires to provide shareholders with immediate liquidity at close to net asset value for a portion of their shareholdings by conducting an In-Kind Repurchase Offer (as defined immediately below) to repurchase up to 32.5% of the Fund’s outstanding shares, as further described immediately below.
B.	STRUCTURE OF THE IN-KIND REPURCHASE OFFER
Applicant is applying to the Commission for the Order to permit Affiliated Shareholders to participate in an In-Kind Repurchase Offer for the Applicant’s outstanding shares.1
If the Order is granted and certain other approvals described herein are obtained, Applicant proposes to conduct a tender offer in accordance with Section 23(c)(2) of the 1940 Act and Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), for up to 32.5% of Applicant’s outstanding shares at a price equal to 98% of Applicant’s net asset value per share as of the business day immediately after the day such offer expires (the “In-Kind Repurchase Offer”). Payment for any shares repurchased during the In-Kind Repurchase Offer would be made in-kind through a pro rata distribution of the portfolio securities held by Applicant promptly after the termination of the In-Kind Repurchase Offer (subject to certain exclusions, as discussed in more detail below). If a greater number of shares is tendered for repurchase than the total amount offered to be repurchased in the In-Kind Repurchase Offer, each participating shareholder will receive a pro rata share of the distribution in proportion to the total shares accepted for repurchase by Applicant. Such pro rata distributions will not include:
(i)	securities that, if distributed, would be required to be registered under the Securities Act of 1933, as amended (the “1933 Act”);
(ii)
securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations;

and
(iii)
certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction.

____________________________________________________
[1]
Based on the latest filings of Fund shareholders with the Commission, the Fund has four shareholders that own more than 5% of the Fund’s outstanding stock: Bulldog Investors, LLC owns 10.68%, Saba Capital Management L.P. owns 9.86%, Western Investment, LLC owns 5.6%, and RiverNorth Capital Management, LLC owns 5.01%. Aside from these shareholders, a review of shareholder filings with the Commission do not indicate any shareholder of the Fund owning more than 5% of the Fund’s outstanding shares. See Section III.A.1.

Applicant invests in securities of issuers located throughout the world, including non-U.S. securities and non-U.S. Dollar denominated securities. Currently, Applicant holds securities of issuers incorporated in approximately 25 countries, many of which are denominated in currencies other than the U.S. dollar. Bonds held by Applicant that are denominated in European currencies and/or are listed or otherwise admitted to trade on an exchange, or otherwise have a principal trading market, located in Europe generally trade in minimum denomination sizes of € / £ 100,000 - € / £ $250,000. Bonds held by Applicant that are denominated in Asian currencies and/or are listed or otherwise admitted to trade on an exchange, or otherwise have a principal trading market, located in Asia generally trade in minimum denomination sizes of local currency amounts equivalent to $100,000 to $250,000 at current exchange rates. As a result of these minimum denomination sizes and the number of portfolio positions held by Applicant and the proportion of Applicant’s Managed Assets invested in each of these individual securities, which governs the amount of each such position to be distributed in a pro rata distribution, Applicant is unlikely to distribute a single round lot of such securities to most tendering shareholders. Therefore, in order to protect the interest of all tendering shareholders, including small shareholders, Applicant will exclude from the in-kind tender offer portfolio securities held by the Fund which are not eligible for clearance and trade settlement through the Depository Trust Company (“DTC”) (“Excluded Non-US Securities”).
Applicant’s portfolio securities eligible to be distributed in the In-Kind Repurchase Offer, excluding the securities set forth in clauses (i), (ii) and (iii) above and Excluded Non-US Securities, are referred to herein as “Distributable Securities.” As of January 31, 2017, approximately 65% of Applicant’s Managed Assets consisted of Distributable Securities (including cash and cash equivalents).
Portfolio securities distributed to shareholders through the In-Kind Repurchase Offer will be valued using the same process for calculating Applicant’s net asset value.
Payment for shares repurchased during the In-Kind Repurchase Offer would be made in-kind through a pro rata distribution of Distributable Securities. Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). Applicant will round down or up the aggregate amount of each Distributable Security being distributed to ensure that the Fund will continue to hold the nearest round lot amount of each portfolio security. In addition, the Fund will apply the following pro rata allocation procedures to ensure that the Fund does not distribute fractional securities to any tendering shareholder. In lieu of distributing fractional securities and accruals on Distributable Securities, Applicant will distribute a higher pro-rata percentage of other Distributable Securities, selected by lot, to represent such fractional securities. With respect to any amount that cannot be represented by a whole Distributable Security, Applicant will distribute cash in lieu of such fractional security. Such proration calculations will be made in accordance with written proration policies and procedures that will be approved by the Board of Trustees, including a majority of the Independent Trustees.
Applicant believes that the amount of cash to be distributed will be a relatively small amount because, as of January 31, 2017, cash and cash equivalents represented approximately 8.4% of Applicant’s Managed Assets, and approximately 57% of Applicant’s Managed Assets were invested in Distributable Securities. In addition, the allocation procedures described above are intended to maximize the distribution of portfolio securities and minimize cash paid by Applicant. The aggregate mix of cash and securities that will be distributed by Applicant will depend on, among other factors, the position sizes of tendering shareholders and the resulting extent to which tendering shareholders will receive cash in lieu of fractional securities. In any case, each tendering shareholder will receive Distributable Securities and, to the extent necessary, cash equal in aggregate value to the same dollar amount per share.

As a leveraged fund, Applicant will reduce its outstanding borrowings in connection with a tender offer in order to comply with the leverage requirements of the 1940 Act and the terms of Applicant’s credit facility. Applicant expects to sell portfolio securities to fund a reduction in its outstanding borrowings, and expects to focus such sales on non-distributable portfolio holdings, including Excluded Non-US Securities, in order to maintain the overall balance of the portfolio.
Applicant anticipates that it will mail tender offer documents relating to the In-Kind Repurchase Offer to shareholders as soon as reasonably practicable after the receipt of the requested Order. The In-Kind Repurchase Offer would remain open for at least 20 business days.
In connection with the In-Kind Repurchase Offer, Applicant intends to file a tender offer statement under Rule 13e-4 of the 1934 Act and certain ancillary documents (collectively, the “Tender Offer Statement”).
1.	Tax Treatment
In accordance with Section 852(b)(6) of the Internal Revenue Code of 1986, as amended (the “Code”), Applicant does not expect to recognize gain for U.S. Federal income tax purposes when it distributes appreciated portfolio securities in-kind to participating shareholders (or, to the extent it recognizes gain, it expects that a significant portion of such gain would be offset by its existing capital loss carryforwards, the majority of which would otherwise expire in 2017), so that only participating shareholders would recognize capital gains in connection with the distribution of portfolio securities, and non-participating shareholders of Applicant would not recognize such gains as a consequence of the distribution of portfolio securities to the participating shareholders. Unrealized capital losses in any distributed securities would generally be lost. The Tender Offer Statement will fully disclose this decision and its potential effect on Applicant’s shareholders.
Applicant currently has unrealized capital appreciation of approximately $387,000 as of October 31, 2016. Such unrealized appreciation is not disproportionately concentrated in Applicant’s Distributable Securities or Applicant’s Excluded Non-US Securities. As of October 31, 2016, Applicant has capital loss carryforwards of approximately $62.6 million, of which approximately $52.4 million will expire in 2017. Therefore, to the extent that Applicant realizes gain in connection with the distribution of appreciated portfolio securities in the In-Kind Repurchase Offer or disposes of appreciated portfolio securities, including appreciated Excluded Non-US Securities, in connection with the reduction of leverage and any related portfolio rebalancing, such realized gains will be offset by capital loss carryforwards, which would otherwise expire without being utilized.
2.	Proposed Timing of In-Kind Repurchase Offer
Applicant will not commence the In-Kind Repurchase Offer on the terms discussed above until it receives the Order from the Commission.
C.	ADVANTAGES OF AN IN-KIND REPURCHASE OFFER
Making payment for the In-Kind Repurchase Offer in kind will provide potential benefits to both participating and non-participating shareholders. These benefits arise from Applicant’s closed-end fund structure, its investments in relatively less liquid securities, and its maintenance of relatively small cash positions. As discussed below in more detail, potential benefits of the In-Kind Repurchase Offer include:
•	minimizing brokerage commissions and other transaction and legal costs associated with selling portfolio securities to raise cash to finance a cash tender offer;

•
minimizing disruption to the investment management of Applicant and therefore minimizing the impact on the investments of shareholders who remain invested in Applicant after the In-Kind Repurchase Offer;

•	enhancing liquidity for Applicant’s shareholders; and
•	assisting Applicant to maintain its status as a closed-end fund while potentially addressing the discount to net asset value at which Applicant’s shares have traded.
1.	Minimizing Transaction Costs
Selling portfolio securities to raise cash to finance a cash tender offer would cause the Fund to incur substantial brokerage commissions and other transaction and legal costs which would not be incurred in the case of an in-kind offer. On the other hand, legal fees and expenses incurred by the Fund to obtain regulatory approvals required for the In-Kind Repurchase Offer are expected to be greater than in the case of a cash tender offer.
The In-Kind Repurchase Offer would allow Applicant’s investment manager to mitigate transaction costs that would accompany the sale of portfolio securities and that may be delayed if such securities were allowed to remain in the portfolio over a longer period of time. Approximately 85% of Applicant’s Managed Assets were invested in convertible bonds, convertible preferred stocks, and corporate bonds as of January 30, 2017. These securities transact in markets at bid/ask spreads substantially higher than those of equities. As a result, the costs avoided by conducting the In-Kind Repurchase Offer are expected to be higher than would be the case for a fund that invests primarily in equity securities.
Although a numerical comparison between the transaction and legal costs for a cash tender offer versus those for an in-kind tender offer cannot be made with precision, Applicant believes that the additional legal costs required to conduct the In-Kind Repurchase Offer are outweighed by the additional brokerage commissions on equities and transaction costs on convertible and other fixed income securities that would be incurred to raise cash to finance a cash tender offer.
2.	Minimizing Portfolio Disruption
An in-kind distribution avoids the need for Applicant’s investment manager to prematurely sell securities it had wished to retain as long-term investments in accordance with Applicant’s investment objective, which would benefit Applicant’s shareholders who remain invested after the completion of the tender offer.
An in-kind distribution also enables the Applicant’s investment manager to keep Applicant more fully invested, instead of holding a significant amount of cash in the weeks or months leading up to the completion of the tender offer. As a leveraged fund, Applicant will reduce its outstanding borrowings in connection with a tender offer in order to comply with the leverage requirements of the 1940 Act and the terms of Applicant’s credit facility. Therefore, in a cash tender offer, Applicant may need to hold a significant amount of cash to both satisfy its obligations under the tender offer and pay down its leverage. In an in-kind tender offer, Applicant will only need to hold cash up to the amount of leverage Applicant expects to pay down. By remaining more fully invested, Applicant is better able to pursue its investment objective for the benefit of all shareholders, including those who participate in the tender offer and those who remain invested after the completion of the tender offer.

Certain of the Fund’s portfolio holdings may trade in markets that offer limited liquidity or that feature a limited number of trading counterparties. Selling such securities could negatively affect the market value of the portfolio securities. In addition, if Applicant announced a cash tender offer market participants would be aware that Applicant would be required to sell portfolio securities to raise cash to finance a cash tender offer, and as a result Applicant may be unable to obtain favorable pricing for the securities it would seek to sell or would be required to liquidate only its most liquid positions. If Applicant was required to liquidate only its most liquid positions, the investment manager’s targeted allocations for Applicant’s portfolio would be disrupted, potentially resulting in increased risks for shareholders who remain invested after the completion of the tender offer and additional portfolio turnover, and resulting transaction costs, as the portfolio is rebalanced following completion of the tender offer. As discussed above, as a leveraged fund, Applicant may be required sell portfolio securities to fund a reduction in its outstanding borrowings in connection with a tender offer, even in the case of an in-kind tender offer. However, in a cash tender offer the market challenges Applicant might face and the disruption of Applicant’s portfolio would be heightened as a result of its increased selling activity to both satisfy its obligations under the tender offer and pay down its leverage.
Applicant does not expect the exclusion of Excluded Non-US Securities from Applicant’s Distributable Securities to result in undue portfolio disruption. As of January 31, 2017, approximately 23% of Applicant’s Managed Assets consisted of Excluded Non-US Securities. Applicant expects to sell portfolio securities to fund a reduction in its outstanding borrowings in connection with the In-Kind Repurchase Offer, and expects to  focus such sales on non-distributable securities, including Excluded Non-US Securities, in order to maintain the overall balance of the portfolio, immediately before and after the consummation of the In-Kind Repurchase Offer. Based on the Fund’s portfolio as of January 31, 2017, assuming (i) the tender offer is fully subscribed, (ii) the payment for shares purchased in the In-Kind Repurchase Offer consists entirely of in-kind distribution of Distributable Securities, (iii) Applicant maintains financial leverage of approximately 28% of its Managed Assets and funds the reduction in leverage entirely through sales of Excluded Non-US Securities, approximately 26% of Applicant’s Managed Assets would consist of Excluded Non-US Securities immediately after giving effect to such transactions. During Applicant’s last two fiscal years, the percentage of Applicant’s Managed Assets that consisted of Excluded Non-US Securities ranged from 22% to 24%. Applicant does not expect this small increase in Applicant’s percentage of Excluded Non-US Securities to 26% to adversely impact the management of Applicant’s portfolio.
3.	Enhancing Liquidity
The In-Kind Repurchase Offer will provide enhanced liquidity for Applicant’s shareholders, a goal that is in the best interests of all of Applicant’s shareholders. Applicant believes that shareholders will find it attractive to receive Applicant’s Distributable Securities for their own investment management purposes: the In-Kind Repurchase Offer will allow investors to reduce their investments in a particular security or securities by selling off certain investments while retaining others. For example, in an In-Kind Repurchase Offer, when a participating shareholder receives its pro rata “slice” of the Distributable Securities, the shareholder could sell those securities it no longer wishes to hold while keeping the remainder.
4.	Assisting the Fund To Remain a Closed-End Company
The In-Kind Repurchase Offer would allow Applicant to maintain its closed-end fund structure, which Applicant believes has served its shareholders well and has contributed to Applicant’s performance. Applicant has been a closed-end fund since its inception in 2005, and Applicant believes that the many advantages provided by this structure, described below, continue to serve the best interests of Applicant’s shareholders.

As a closed-end fund, the Fund does not need to redeem shares upon shareholder request. The need to stand ready to redeem shares can hurt investment performance for the following reasons. First, keeping a substantial portion of fund assets invested in readily liquidated investments means that an investment manager may have to invest in securities that do not have the strongest prospects for long-term growth. Second, selling portfolio securities can hurt a fund’s net asset value, particularly if the trading markets for shares of the portfolio securities may not be highly liquid. Sales of part of a fund’s holdings in less liquid portfolio companies may tend to depress the market price of shares of the portfolio companies, and therefore also depress fund net asset value.
Nonetheless, Applicant believes that, in light of the concerns that certain shareholders have expressed about the discount to net asset value at which shares of the Fund have traded, it is appropriate to take steps in addition to those taken by Applicant in the recent past to address the discount. The In-Kind Repurchase Offer may raise demand for the Fund and therefore reduce the discount. In addition, the In-Kind Repurchase Offer would benefit shareholders by providing liquidity at near net asset value with the possibility of remaining invested in convertible securities, non-convertible fixed income securities and equity securities.
III.	DISCUSSION OF APPLICABLE LAW
A.	DISTRIBUTIONS OF PORTFOLIO SECURITIES TO AFFILIATED PERSONS
Applicant requests relief under Section 17(b) from the provisions of Sections 17(a)(1) and 17(a)(2) of the 1940 Act to the extent necessary to permit Affiliated Shareholders to participate in distributions of portfolio securities pursuant to the In-Kind Repurchase Offer. The relief sought will extend only to Affiliated Shareholders who are “affiliated persons” within the meaning of Section 2(a)(3)(A) of the 1940 Act, and will not extend to persons who are “affiliated persons” within the meaning of Section 2(a)(3)(B) through (F) of the 1940 Act.
Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits any of the persons described above, acting as principal, from knowingly purchasing any security or other property from the registered investment company.
Section 2(a)(3)(A) of the 1940 Act defines the term “affiliated person” as “any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person.” Unless the Commission, upon application, grants an exemption, the participation of an Affiliated Shareholder in the In-Kind Repurchase Offer would be prohibited by Sections 17(a)(1) and 17 (a)(2) if the In-Kind Repurchase Offer were deemed to involve the “sale” by an Affiliated Shareholder of Applicant’s securities to Applicant, or the “purchase” of Applicant’s portfolio securities (of which Applicant is not the issuer) by an Affiliated Shareholder.2 Applicant therefore
____________________________________________________
[2]
See, e.g., The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Korea Fund, Inc., Investment Company Act Release No. 26911 (Order) (June 20, 2005); Mexico Fund, Inc., Investment Company Act Release No. 25593 (May 28, 2002) (Order); see also Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (“Signature Letter”). The Staff of the Division of Investment Management of the Commission explained that it might view the distribution of a fund’s portfolio securities to an Affiliated Shareholder pursuant to a redemption in-kind by the Affiliated Shareholder as a sale of the fund’s securities by that Affiliated Shareholder to the fund under Section 17 (a)(1) and the Affiliated Shareholder’s receipt of portfolio securities from the fund as a purchase of securities by the Affiliated Shareholder from the fund under

(cont’d)

requests that the Commission grant an exemption from Section 17(a) to the extent necessary to permit the participation of Affiliated Shareholders in the In-Kind Repurchase Offer.
1.	Basis for Relief
Section 17(b) of the 1940 Act provides:
Notwithstanding subsection (a), any person may file with the Commission an application for an order exempting a proposed transaction of the applicant from one or more provisions of that subsection. The Commission shall grant such application and issue such order of exemption if evidence establishes that
(1)	the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;
(2)	the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under this title; and
(3)	the proposed transaction is consistent with the general purposes of this title.
Applicant seeks exemptive relief pursuant to Section 17(b) of the 1940 Act because the proposed In-Kind Repurchase Offer may constitute a “proposed transaction” for purposes of Section 17(b). Applicant seeks exemptive relief pursuant to Section 17(b) with respect to Affiliated Shareholders of Applicant who would otherwise be unable to participate in the In-Kind Repurchase Offer under Section 17(a) of the 1940 Act solely because they hold over 5% of the outstanding shares of Applicant and would consequently have “affiliated person” status. Applicant believes that only this type of “affiliated person” will participate in the In-Kind Repurchase Offer; and its request for exemptive relief applies only to this type of affiliated person. The table below presents shareholders who own at least 5% of the outstanding shares of Applicant as of their most recent Schedule 13D or 13G filings and may wish to participate in the In-Kind Repurchase Offer.
____________________________________________________
(cont’d from previous page)
Section 17(a)(2). The Staff further interpreted Section 17(a)(1)(A) to provide an exception for cash redemptions to affiliated persons, noting that it would not have been necessary for Congress to have created the exception in subsection (A) of Section 17(a)(1) if it had not considered a redemption to involve a sale of securities.

Affiliated Shareholder	Number of Shares		Percentage of Outstanding Shares Owned
Bulldog Investors, LLC	1,452,170	[3]	10.68%
Saba Capital Management, L.P.	1,340,954	[4]	9.86%
Western Investments, LLC	764,976	[5]	5.6%
RiverNorth Capital Management, LLC	681,375	[6]	5.01%
Applicant currently is not aware of any other person who may be deemed an “affiliated person” of Applicant within the meaning of Section 2(a)(3)(A) of the 1940 Act.
2.	Fairness of the Terms of the Proposed In-Kind Repurchase Offer
The Board, which is comprised of a majority of Independent Trustees, has considered the proposed terms of the In-Kind Repurchase Offer and has determined that the terms are reasonable and fair to all shareholders and do not involve overreaching on the part of any person concerned. In particular, no Affiliated Shareholder has had, nor will have, any influence on the determination of the terms for the In-Kind Repurchase Offer. As described in the eight paragraphs below, none of the terms of the In-Kind Repurchase Offer should be viewed as benefitting (or even providing an opportunity to benefit) any shareholder over any other shareholder (except that shareholders with relatively small holdings of the Fund’s shares may be benefitted by receiving a relatively larger portion of the proceeds of the In-Kind Repurchase Offer in cash than would shareholders with larger holdings).
First, Applicant will pay each shareholder participating in the In-Kind Repurchase Offer a pro rata portion of Applicant’s Distributable Securities. Neither Applicant nor shareholders will have a choice of which Distributable Securities will be used as consideration with respect to the In-Kind Repurchase Offer. Instead, the securities to be distributed will be chosen in accordance with the terms described above in Section II.B and participating shareholders will indiscriminately receive their pro rata portion of such Distributable Securities (subject to the pro rata allocation procedures described herein).
Second, the Fund will value portfolio securities to be distributed in connection with the In-Kind Repurchase Offer using the same method it uses to value its portfolio securities when calculating net asset value per share in accordance with Section 2(a)(41) of the 1940 Act, which would be an objective, verifiable standard that removes any discretion of an Affiliated Shareholder, Advent or GFIA to conduct the In-Kind Repurchase Offer at a price that would be beneficial or detrimental to the interests of any particular shareholder.
Third, cash will be paid for that portion of Applicant’s assets represented by cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). Participating shareholders will consequently receive a value fully representative of
____________________________________________________
[3]	Based on the most recent Schedule 13D/A filed by Bulldog Investors, LLC on September 10, 2015.

[4]	Based on the most recent Schedule 13D/A filed by Saba Capital Management, L.P. on January 11, 2017.

[5]	Based on the most recent Schedule 13D/A filed by Western Investment, LLC on July 25, 2016.

[6]	Based on the most recent Schedule 13G filed by RiverNorth Capital Management, LLC on February 14, 2017.

their percentage of the Fund’s holdings repurchased in the In-Kind Repurchase Offer, even when such value cannot be paid entirely in-kind.
Fourth, holding odd lots and/or fractional securities in its investment portfolio could be detrimental to Applicant and its post In-Kind Repurchase Offer shareholders, as brokerage commissions on equities and transaction costs on convertible and other fixed income securities are typically higher for transactions in securities that are not traded in round lots. To protect fairly the interests of Applicant and its shareholders, when effecting the In-Kind Repurchase Offer, Applicant will round down or up the aggregate amount of each portfolio security eligible to be distributed to ensure that the Fund will continue to hold the nearest round lot amount of each portfolio security.
Fifth, receiving odd lots and/or fractional securities in the In-Kind Repurchase Offer could be detrimental to participating shareholders, as there may be limited liquidity for such securities, significant expertise may be required to successfully dispose of such securities, any disposition of such securities may be at prices significantly below round lot prices and brokerage commissions and transaction costs are typically higher relative to round lot positions. Therefore, in light of the minimum trading denomination of Excluded Non-US Securities held by Applicant, Applicant has excluded Non-US Securities from its Distributable Securities in order protect participating shareholders, particularly small shareholders. In addition, to further protect participating shareholders, Applicant would not distribute a fractional security to any participating shareholder. In lieu of distributing fractional securities and accruals on portfolio securities, Applicant will distribute a higher pro-rata percentage of other Distributable Securities, selected by lot, to represent such fractional securities. With respect to any amount that cannot be represented by a whole security, Applicant will distribute cash in lieu of such fractional securities. Such proration calculations will be made in accordance with written proration policies and procedures that will be approved by the Board of Trustees, including a majority of the Independent Trustees. In any case, each tendering shareholder will receive Distributable Securities and, to the extent necessary, cash equal in aggregate value to the same dollar amount per share.
Sixth, as part of the In-Kind Repurchase Offer materials, Applicant would provide to each shareholder a Tender Offer Statement that would assist all shareholders in evaluating whether or not they should participate in such In-Kind Repurchase Offer. The Tender Offer Statement would inform shareholders of the potential risks (including potential diminution of value in such securities following payment of proceeds) of receiving Distributable Securities of the Fund as repurchase offer consideration. Shareholders would further be informed of their continued ability to sell their Fund shares through the New York Stock Exchange. The Fund also will provide a toll-free telephone number that shareholders could use to obtain answers to any questions they might have.
Seventh, Applicant will take steps to ensure that tendering shares and receiving portfolio securities as consideration will be efficient and practical for shareholders who desire to participate in the In-Kind Repurchase Offer. Applicant will provide clear information as to the procedures shareholders should follow to participate in the In-Kind Repurchase Offer and the role that broker-dealers can play in facilitating the receipt of proceeds. As of December 16, 2016, approximately 99.95% of Applicant’s outstanding shares were held in “street name.” Applicant believes that the broker-dealers used by most shareholders will facilitate shareholders’ participation in the In-Kind Repurchase Offer by making it easier for such shareholders to receive portfolio securities.
Eight, Applicant will seek to minimize portfolio disruption in order to protect the interests of non-participating shareholders. Applicant expects to sell portfolio securities to fund a reduction in its outstanding borrowings in connection with the In-Kind Repurchase Offer, and expects to focus such sales on non-distributable securities, including Excluded Non-US Securities, in order to minimize portfolio disruption and maintain the overall balance of the portfolio immediately, before and after the consummation of the In-Kind Repurchase Offer.
3.	Consistency with General Purposes of the 1940 Act
Two of the general purposes of the 1940 Act are to protect security holders of investment companies from discrimination among holders of securities issued by such companies, and to prevent self-dealing by investment company affiliates harmful to other security holders. The 1940 Act explicitly recognizes that “the national public interest and the interest of investors are adversely affected … when investment companies are organized, operated, managed, or their portfolio securities are selected, in the interest of … other affiliated persons thereof … rather than in the interest of all classes of such companies’ security holders.”7 By ensuring that no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer will be able to select, or influence the selection of, the Distributable Securities to be distributed in-kind or their valuation, and that all shareholders’ interests are equally protected, the terms of Applicant’s In-Kind Repurchase Offer are consistent with the above objectives and meet the general objective of fairness intended by the provisions, policies and purposes of Section 1(b)(2) of the 1940 Act. Applicant also believes that the In-Kind Repurchase Offer is consistent with the general purposes of the 1940 Act because Affiliated Shareholders would not receive any advantage or special benefit not available to any other shareholder participating in the In-Kind Repurchase Offer.
First, the terms of the In-Kind Repurchase Offer will protect the Fund’s shareholders from discrimination and self-dealing because the In-Kind Repurchase Offer will be paid with a pro rata “slice” of Applicant’s Distributable Securities. In this regard, all Fund participating shareholders will be subject to the same calculation of the pro rata distribution of Applicant’s Distributable Securities, including the exceptions to the pro rata distribution and the conditions for payment of a portion of a shareholder’s repurchase in cash (e.g., treatment of non-marketable securities, Excluded Non-US Securities, fractional securities and odd lots). As a result, no party with the ability and the pecuniary incentive to influence the In-Kind Repurchase Offer, including Advent or GFIA, will be able to select, or influence the selection of, the Distributable Securities to be distributed in-kind or their valuation. Any participant’s ability to influence the In-Kind Repurchase Offer will be further limited by the condition to this Application that distributed securities will be valued in the same manner as they would be valued for the purposes of computing Applicant’s net asset value. Thus, for each Applicant share repurchased, all tendering shareholders will receive the same in-kind distribution of Distributable Securities and cash in aggregate value to the same dollar amount per share. While the mix of Distributable Securities and cash (for example, a small shareholder may receive a smaller number of whole Distributable Securities selected by lot and/or cash, in lieu of fractional securities) such pro rata allocation determinations will be made in accordance with written proration policies and procedures that will be approved by the Board of Trustees, including a majority of the Independent Trustees, and will be applied equally to all shareholders. The affiliated or non-affiliated status of any participating shareholder will be irrelevant.
Second, the In-Kind Repurchase Offer is consistent with protecting shareholders from discrimination because they are designed to accommodate, more fully than a cash-repurchase offer, the various and divergent interests of Applicant’s shareholders, including both those who wish to liquidate their investment in-kind at 98% of net asset value and those shareholders who would prefer to remain invested in the Fund. In particular, Applicant believes that the purpose of the 1940 Act to prevent discrimination among shareholders and promote fairness is best served if long-term shareholders who do
____________________________________________________
[7]	15 U.S.C. § 80a-1(b)(2) (2010).

not choose to participate in the In-Kind Repurchase Offer are not burdened with the transaction costs that would result from the sale of portfolio securities to pay for the repurchase offer in cash.
Third, Applicant and its shareholders are protected from self-dealing due to the mechanics and characteristics of the structure of the In-Kind Repurchase Offer. To the extent that the In-Kind Repurchase Offer is over-subscribed, each participating shareholder would only receive a pro rata share of its tender in proportion to the total shares accepted for repurchase by Applicant. Purchasing the repurchased shares at 98% of Applicant’s net asset value per share as of the business day immediately after the day the In-Kind Repurchase Offer expires is designed to ensure that participation by some shareholders in the In-Kind Repurchase Offer will not adversely affect the net asset value of shares held by non-participating shareholders. While Applicant will incur some transaction costs in connection with the In-Kind Repurchase Offer, including the disposition of portfolio securities in connection with the corresponding reduction in Applicant’s outstanding leverage, purchasing repurchased shares at 98% of net asset value will serve to offset a portion of such transaction costs, benefiting non-participating shareholders.
Finally, Applicant believes it would be extremely difficult, if not impossible, to manipulate the In-Kind Repurchase Offer as a means to gain control of the Fund. The Board has carefully considered the timing and circumstances of the In-Kind Repurchase Offer, but believes it is unlikely that the In-Kind Repurchase Offer will serve as an effective tool for achieving control of the Fund.
4.	Consistency with Investment and Other Policies
The In-Kind Repurchase Offer is consistent with Applicant’s investment policies and limitations, which do not restrict Applicant’s ability to conduct the In-Kind Repurchase Offer. In addition, the In-Kind Repurchase Offer could further Applicant’s investment objective of current income and current gains from trading in securities, with a secondary objective of long-term capital appreciation, by minimizing transaction costs and disruption of Applicant’s investment program.
Applicant will also conduct the In-Kind Repurchase Offer in a manner consistent with its Agreement and Declaration of Trust, By-Laws, registration statement filed under the 1933 and 1940 Acts, and annual reports and other reports filed under the federal securities laws.
5.	Relief Benefits All Shareholders
The In-Kind Repurchase Offer is intended to benefit all of Applicant’s shareholders and should enable Applicant to ameliorate certain costs associated with a cash repurchase offer. Conducting the In-Kind Repurchase Offer will allow Applicant to avoid selling substantial amounts of its portfolio securities to r with cash, which could negatively affect the market value of the portfolio securities. The value of Applicant’s remaining holdings of securities and, correspondingly, Applicant’s net asset value thus is less likely to decline due to the In-Kind Repurchase Offer. In addition, satisfying the offer in-kind will remove the brokerage expenses of selling equities and transaction costs of selling convertible and other fixed income securities Applicant would otherwise pay.
Applicant therefore believes that the exemptive relief requested satisfies the standards enumerated in Section 17(b) of the 1940 Act.

B.	PRECEDENT
The Commission has provided exemptive relief on prior occasions to closed-end investment companies to permit Affiliated Shareholders to participate in an in-kind repurchase offer pursuant to Section 17(b).8
IV.	APPLICANT’S CONDITIONS
Applicant agrees that any Order granting the requested relief will be subject to the following conditions:
1.          Applicant will distribute to shareholders participating in the In-Kind Repurchase Offer an in-kind pro rata distribution of portfolio securities of Applicant. The pro rata distribution will not include: (a) securities that, if distributed, would be required to be registered under the 1933 Act; (b) securities issued by entities in countries that restrict or prohibit the holdings of securities by non-residents other than through qualified investment vehicles, or whose distribution would otherwise be contrary to applicable local laws, rules or regulations; and (c) certain portfolio assets, such as derivative instruments or repurchase agreements, that involve the assumption of contractual obligations, require special trading facilities, or can only be traded with the counterparty to the transaction. In addition, Applicant will exclude from the distribution portfolio securities held by the Fund which are not eligible for clearance and trade settlement through the DTC. Cash will be paid for that portion of Applicant’s assets represented by cash and cash equivalents (such as certificates of deposit, commercial paper and repurchase agreements) and other assets which are not readily distributable (including receivables and prepaid expenses), net of all liabilities (including accounts payable). Applicant will round down or up the aggregate amount of each portfolio security eligible to be distributed to ensure that the Fund will continue to hold the nearest round lot amount of each portfolio security. In lieu of distributing fractional securities and accruals on portfolio securities, Applicant will distribute a higher pro-rata percentage of other portfolio securities, selected by lot, to represent such fractional securities. With respect to any amount that cannot be represented by a whole security, Applicant will distribute cash in lieu of such fractional securities Such proration calculations will be made in accordance with written proration policies and procedures that will be approved by the Board of Trustees, including a majority of the Independent Trustees.
2.          The securities distributed to shareholders pursuant to the In-Kind Repurchase Offer will be limited to securities that are traded on a public securities market or for which quoted bid and asked prices are available.
3.          The securities distributed to shareholders pursuant to the In-Kind Repurchase Offer will be valued in the same manner as they would be valued for purposes of computing Applicant’s net asset value, consistent with the requirements of Section 2(a)(41) of the 1940 Act.
4.          Applicant will maintain and preserve for a period of not less than six years from the end of the fiscal year in which the In-Kind Repurchase Offer occurs, the first two years in an easily accessible place, a written record of the In-Kind Repurchase Offer, that includes the identity of each shareholder of record that participated in the In-Kind Repurchase Offer, whether that shareholder was an Affiliated
____________________________________________________
[8]
See, e.g., Scudder Spain and Portugal Fund, Inc., Investment Company Act Release No. 23425 (Sept. 2, 1998) (Notice), Investment Company Act Release No. 23467 (Sept. 25, 1998) (Order); Cypress Fund Inc., Investment Company Act Release No. 17900 (Dec. 5, 1990) (Notice), Investment Company Act Release No. 17931 (Jan. 2, 1991) (Order); Mexico Fund, Inc., Investment Company Act Release No. 25564 (May 1, 2002) (Notice), Investment Company Act Release No. 25593 (May 28, 2002) (Order); The Chile Fund, Inc., Investment Company Act Release No. 29194 (Order) (March 30, 2010); The Singapore Fund, Inc., Investment Company Act Release No. 29880 (Order) (Dec. 8, 2011).

Shareholder, a description of each security distributed, the terms of the distribution, and the information or materials upon which the valuation was made.
V.	PROCEDURAL COMPLIANCE
The Board of the Fund has adopted the following resolutions authorizing the execution and filing of this Application:
RESOLVED, that the Authorized Officers of LCM be, and each of them hereby is, authorized and directed in the name and on behalf of LCM to prepare, execute and file with the SEC an application or applications and any exhibits and amendments thereto pursuant to Section 17(b) of the 1940 Act for an order granting an exemption from Section 17(a) of the 1940 Act, permitting LCM to make an in-kind repurchase of common shares of beneficial interest of LCM in which certain affiliated persons of LCM would be permitted to participate; with such modifications thereto as the Authorized Officer or Authorized Officers executing the same shall approve, the execution and delivery thereof by such Authorized Officer or Authorized Officers to be deemed conclusive evidence of the approval by LCM of the form, terms and conditions thereof; and
RESOLVED, that the Authorized Officers of LCM be, and each of them hereby is, authorized and directed in the name and on behalf of LCM to make, execute, file and deliver any and all consents, certificates, documents, instruments, amendments, papers or writings as may be necessary or desirable in connection with or in furtherance of the foregoing, and to do any and all other acts necessary or desirable to effectuate the foregoing resolutions, the execution and delivery thereof by such Authorized Officer or Authorized Officers of LCM to be deemed conclusive evidence of the approval by LCM of the form, terms and conditions thereof.
Pursuant to Rule 0-2(c) under the 1940 Act, the Applicant hereby states that the person signing and filing this Application on its behalf is fully authorized to do so, that under the provisions of the Declaration of Trust, By-Laws or similar governing documents, as applicable, of the Applicant, responsibility for the management of the affairs of the Applicant is vested in its board of trustees or its officers, as the case may be, and that the Applicant has complied with all requirements for the execution and filing of this Application in its name and on its behalf.
This verification required by Rule 0-2(d) is attached to this Application as Exhibit A.
Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant further states that:
(a)          The address of the Applicant is as follows:
Advent/Claymore Enhanced Growth & Income Fund
1271 Avenue of the Americas, 45th Floor
 New York, New York 10020
(b)          Any questions regarding this Application should be directed to:
Philip H. Harris, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
 Four Times Square

New York, New York 10036
 (212) 735-3805
Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
(312) 407-0641
VI.	CONCLUSION
For the reasons stated above, Applicant submits that the relief requested pursuant to Section 17(b) of the 1940 Act will be consistent with the protection of investors and will insure that Applicant does not unfairly discriminate against any of Applicant’s shareholders. Applicant desires that the Commission issue the requested Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
* * *

This Application has been duly executed as of the 10th day of March, 2017 by the undersigned officer of the Applicant.
ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND

By:	/s/ Edward C. Delk
	Name:	Edward C. Delk
	Title:	Secretary

EXHIBIT INDEX
Page
A.	Verification of Advent/Claymore Enhanced Growth & Income Fund.	18

EXHIBIT A
VERIFICATION
ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND
The undersigned states that she has duly executed the attached Application, dated March 10, 2017, for and on behalf of Advent/Claymore Enhanced Growth & Income Fund; that he is the Secretary of Advent/Claymore Enhanced Growth & Income Fund; and that all action by the shareholders, trustees and other bodies of such Applicant necessary to authorize the undersigned to execute and file such Application has been taken. The undersigned further states that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.
By:	/s/ Edward C. Delk
	Name:	Edward C. Delk
	Title:	Secretary